Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-9065   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


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FOR IMMEDIATE RELEASE

                Vasogen's Psoriasis Trial Reaches Full Enrollment

Toronto, Ontario (September 26, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has reached full enrollment in the multi-center clinical trial of its immune modulation therapy for the treatment of psoriasis. Psoriasis is an autoimmune disease affecting the skin and occurring in up to 2% of the population, with annual costs of treatment and care exceeding $3 billion in the United States alone.

The multi-center clinical trial, designed to study the impact of optimized dosing schedules and to provide further information supporting the efficacy of Vasogen's immune modulation therapy, has now enrolled over 100 patients with moderate to severe psoriasis. The study is on schedule to be completed by year-end, with results available in the first quarter of 2002.

"The completion of patient enrollment in both our psoriasis and congestive heart failure trials, together with the recently announced FDA approval to initiate a pivotal trial in peripheral arterial disease, demonstrates our continuing commitment to the rapid development of immune modulation therapy for significant medical markets," commented David Elsley, President and CEO of Vasogen. "We remain on track to achieve a number of important milestones during the fourth quarter."

In psoriasis, a class of immune cells, known as T cells, release inflammatory mediators that attract other immune cells and lead to abnormal proliferation of epidermal skin cells. The result is the characteristic red, raised skin plaque of psoriasis. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Vasogen's immune modulation therapy is designed to target disease-causing processes in psoriasis by safely modulating the immune responses that lead to destructive inflammation.

"The need for a safe and effective therapeutic intervention for patients with moderate to severe psoriasis is evidenced by the rapid rate of patient recruitment into this trial," commented Dr. Daniel Sauder, Professor and Chairman of the Department of Dermatology at Johns Hopkins University, and lead investigator for the study. "Unlike the available and emerging treatment options for these patients, Vasogen's immune modulation therapy has demonstrated an excellent safety profile and, therefore, offers the potential for an important advance in the treatment of this chronic, debilitating condition."


 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.